UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                            QS Communications Corp.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  74727G 10 1
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                  May 30, 2001
--------------------------------------------------------------------------------
            (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               | | Rule 13d-1 (b)
                               | | Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

----------------------------------
CUSIP No. 74727G 10 1
----------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bernd Schlobohm
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                        b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    13,818,372
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      13,818,372
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,818,372
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         13.16%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               QS Communications AG. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is Mathias-Brueggen Strasse 55, 50829 Cologne, Germany.

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Bernd Schlobohm (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of the Reporting Person is Mathias-Brueggen Strasse 55, 50829 Cologne, Germany.

Item 2(c).     Citizenship:

               The citizenship of the Reporting Person is set forth on page 3.

Item 2(d).     Title of Class of Securities:

               The title of the securities is Common Stock, which includes securities held in the form of American Depository Shares (the "Common Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a)  |_| Broker or dealer registered under section 15 of the Act;

               (b)  |_| Bank as defined in section 3(a)(6) of the Act;

               (c) |_| Insurance Company as defined in section 3(a)(19) of the Act;

               (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940;

               (e)  |_| An  investment  adviser  in  accordance  with Rule 13d-1
                    (b)(1)(ii)(E);

               (f)  |_|  An  employee   benefit  plan,  or  endowment   fund  in
                    accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) |_| A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

               (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j)  |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. |_|

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    The Reporting Person owns the amount of the Common Stock as set forth on page 3.

               (b)  Percent of class:

                    The Reporting Person owns the percentage of the Common Stock as set forth on page 3.

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                    The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on page 3.

                    (ii) shared power to vote or to direct the vote:

                         None.

                    (iii) sole power to dispose or to direct the disposition of:

                    The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on page 3.

                    (iv) shared  power to dispose  or to direct the  disposition of:

                         None.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2001






                                         By:/s/Bernd Schlobohm
                                            -------------------------------
                                            Name: Bernd Schlobohm